Exhibit 99.1

Volvo: Truck deliveries January 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 28, 2007--Total deliveries of trucks from the Volvo Group's (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) three truck companies decreased 6% in January this year, compared with the year-earlier period. Deliveries from Mack were down 47%, while deliveries from Renault Trucks were down 22%. Deliveries from Volvo Trucks increased 30% compared with the year-earlier period.

For the full report, see attachment.

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The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to about 23 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US

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CONTACT: Media Relations:
Renault Trucks
Bernard Lancelot, +33 (0)4 72 96 58 89
or
Mack
Bob Martin, +1 (610) 709-2670
or
Volvo Trucks
Claes Claeson, +46 31-66 39 08
or
Investor Relations:
AB Volvo
Joakim Wahlstrom, +46 31 66 11 91
or
Christer Johansson, +46 31 66 13 34